ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
November 16, 2021
Alberto Zapata, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”)
Defiance Digital Revolution ETF (S000072573)
Defiance Next Gen Conductivity ETF (S000072574)
(each, a “Fund” and, collectively, the “Funds”)
File Nos. 333-179562 and 811-22668
Dear Mr. Zapata:
This correspondence responds to the additional comment that the Trust received on November 15, 2021 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“Commission”) with respect to Post-Effective Amendment No. 700 to the Trust’s Registration Statement on Form N-1A filed May 7, 2021 (the “Amendment”) with respect to the Funds, each a series of the Trust. For your convenience, the comment has been reproduced with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Defiance Digital Revolution ETF
Comment 1.The use of “Digital Revolution” in the Fund’s name refers to the type of companies in which the Fund invests. Consequently, the Fund should adopt a policy to invest 80% of its net assets, plus borrowings for investment purposes, in “Digital Revolution” companies and disclose the definition of Digital Revolution companies.
Response:    The Trust respectfully disagrees that the phrase “Digital Revolution” suggests that the Fund invests in a particular type of investment or investments, or in investments in a particular industry or group of industries. To the contrary, the term “Digital Revolution” is commonly defined to refer to the period beginning in the 1980s that saw significant advancements in technology and computers.1 The Commission adopted Rule 35d-1 “to address certain investment company names that are likely to mislead an investor about a company’s investment emphasis.”2 The Trust does not believe that “Digital Revolution” could reasonably be interpreted by investors as referring to any particular industry or type of investment in such a way that could lead to investors being misled about the Fund’s investment strategy. Moreover, interpreting “Digital Revolution” as
1 E.g., “Digital Revolution,” Techopedia Dictionary (last updated Dec. 12, 2017), available at https://www.techopedia.com/definition/23371/digital-revolution (“The Digital Revolution refers to the advancement of technology from analog electronic and mechanical devices to the digital technology available today. The era started to during the 1980s and is ongoing. The Digital Revolution also marks the beginning of the Information Era. The Digital Revolution is sometimes also called the Third Industrial Revolution.”).
2 Investment Company Names, 66 Fed. Reg. 8509 at 8509 (2001).

referring to a period of time, rather than a particular industry or type of investment, is consistent with how representatives of the Commission have used the term in the past.3
The Trust also believes it is of paramount importance to note that on September 22, 2021, the Trust sent an e-mail to the Staff inquiring whether the Staff would view the name “Defiance Digital Revolution ETF” as implicating Rule 35d-1. On October 5, 2021, the Staff communicated telephonically with the Trust to confirm that the Staff did not believe that the name “Defiance Digital Revolution ETF” would implicate Rule 35d-1. The Trust believes that such confirmation from the Staff is indicative that the Fund’s name cannot be reasonably construed by an investor to refer to any particular industry or type of investment.
Furthermore, the Trust notes that the Staff has permitted a variety of registrants to use the term “Digital” in a fund’s name to refer to a multitude of industries, including “Digital Payments”, “Digital Banking”, “Digital Health”, “Digital Media”, “Digital Infrastructure”, and “Digital Entertainment”. The Trust believes that the varied usage of “Digital” in such funds’ names reinforces that the word “Digital” cannot be construed to refer to a particular industry or type of investment. Similarly, the Trust notes that the Staff has permitted a variety of registrants to use the term “Revolution” in a fund’s name to refer to a multitude of industries, including “Genomic Revolution”, “Manufacturing Revolution”, and “Crypto Industry Revolution”. The Trust believes that the varied usage of “Revolution” in such funds’ names reinforces that the word “Revolution” cannot be construed to refer to a particular industry or type of investment. The Trust believes that the use of “Digital Revolution” in the Fund’s name is no more indicative of an industry or type of investment than the use of “digital” or “revolution” in the above-referenced funds’ names.
Due to the diversity of meanings and applications of the words “digital” and “revolution”, none of which refer to a specific industry, and the specific meaning of “digital revolution” as referring to a particular era, the Trust does not believe the Fund’s name is suggestive of an investment emphasis in certain investments or industries and, as a result, does not implicate Rule 35d-1. Consequently, the Trust respectfully declines to adopt an 80% policy as suggested by the Staff’s comment.

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If you have any questions regarding the above response, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.
Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President
3 See, e.g., Commissioner Hester M. Pierce, “Statement on the Investment Adviser Marketing Final Rule” (Dec. 22, 2020), available at https://www.sec.gov/news/public-statement/peirce-marketing-2020-12-22 (“An important goal of this rulemaking was to create a regulatory framework flexible enough to accommodate the dynamism of technology. The definition of advertisement no longer references ‘any notice, circular, letter or other written communication … or any notice or other announcement in any publication or by radio or television.’ Score one for the digital revolution.”); Commissioner Kara M. Stein, “Statement on Adoption of Rules to Increase the Operational Transparency of Alternative Trading Systems (ATS)” (July 18, 2018), available at https://www.sec.gov/news/public-statement/statement-stein-071818-1 (“Today, the digital revolution has morphed our securities markets into a complex web of trading centers, with more than twenty-one national securities exchanges, nearly 90 ATSs, and an unknown number of other online trading platforms.”); Commissioner Kara M. Stein, “Accountants and Capital Markets in an Era of Digital Disruption” (Sept. 9, 2015), available at https://www.sec.gov/news/speech/remarks-inst-chartered-acctnts.html (“A lot has changed since the early 1880s. But just as the industrial revolution drove and accelerated growth, the digital revolution is driving change.”).

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